

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 5, 2007

Mr. Douglas Bolen
Chief Executive and Financial Officer
Delta Oil & Gas, Inc.
1122 6th Avenue North
Seattle, Washington 98109

      Re: **Delta Oil & Gas, Inc.**
              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
              Filed January 9, 2007
              Form 10-QSB/A for Fiscal Quarter Ended September 30, 2006
              Filed January 22, 2007
              Form 10-SB/A
              Filed February 27, 2007
              File No. 000-52001
              Response Letter Dated February 27, 2007

Dear Mr. Bolen:

    We have completed our review of your filings and have no further comments at this time.

                        Sincerely,

                        Karl Hiller
                        Branch Chief